# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Youxin Technology Ltd, CIK 0001964946
CUSIP: G9876W104
Title of class of securities: Class A Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: ROOM 1005, 1006, 1007, NO. 122 HUANGPU A, GUANGZHOU, China (F4), 510000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002050575

## Reporting persons
- Shaozhang Lin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 5,605,727; shared voting power 3,942,945; sole dispositive power 5,605,727; shared dispositive power 3,942,945; aggregate amount beneficially owned 9,548,672 (28.5% of the class)
  Comment: (1) Consists of (i) 5,605,727 Class B Shares held by Anxin Youxin Capital Ltd for which our CEO, Mr. Lin serves as director and is deemed to hold voting and dispositive power and (ii) 3,942,945 Class A Shares held by Youxin XHB Capital Ltd for which Shaozhang Lin shares voting and dispositive power with Jinhou Sun and Weizhao Feng as members of Hainan Youxin Small Partner Investment Partnership (Limited Partnership), the sole shareholder of Youxin XHB Capital Ltd. Shaozhang Lin, Jinshou Sun and Weizhao Feng share voting power by contractual arrangement.
  (2) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024.
  (3) Represents 57.0% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to twenty votes per share on all matters submitted to the shareholders for a vote.
- Anxin Youxin Capital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 5,605,727; shared voting power 0; sole dispositive power 5,605,727; shared dispositive power 0; aggregate amount beneficially owned 5,605,727 (16.7% of the class)
  Comment: (1) Represents 5,605,727 Class B Shares held by Anxin Youxin Capital Ltd. The address of Anxin Youxin Capital Ltd is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Shaozhang Lin, a director of Anxin Youxin Capital Ltd is deemed to hold voting and dispositive power over the shares held by Anxin Youxin Capital Ltd.
  (2) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024.
  (3) Represents 55.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2024. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to twenty votes per share on all matters submitted to the shareholders for a vote.

## Item 1. Issuer
Name of issuer: Youxin Technology Ltd
Address of issuer's principal executive offices: ROOM 1005, 1006, 1007, NO. 122 HUANGPU AVENUE WEST, TIANHE DISTRICT GUANGZHOU, GUANGDONG PROVINCE F4 51000086 13631357745, GUANGZHOU, China, 510000

## Item 2. Person Filing
Name of person filing:
Shaozhang Lin

Anxin Youxin Capital Ltd
Address of principal business office or, if none, residence:
Shaozhang Lin

Room 503, No.8, Diewuxuan 8th Street, Clifford New Village, Shiguang Road, Panyu District, Guangzhou, China

Anxin Youxin Capital Ltd

Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands
Citizenship:
Shaozhang Lin -- People's Republic of China

Anxin Youxin Capital Ltd -- British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- Shaozhang Lin: /s/ Shaozhang Lin, Shaozhang Lin (02/07/2025)
- Anxin Youxin Capital Ltd: /s/ Shaozhang Lin, Shaozhang Lin/director (02/07/2025)